Exhibit 2

CORPORATE RELEASE
STATS ChipPAC Ltd. Announces Settlement
Procedures for the Options Proposal and the issue by
the Offeror of a further Question and Answer for
Optionholders of STATS ChipPAC Ltd.
United States — 4/9/2007, Singapore — 4/10/2007 — STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — NASDAQ: STTS and SGX-ST: STATSChP), a leading independent semiconductor test and advanced packaging service provider, refers to the voluntary conditional cash offer (Offer) and the options proposal (Options Proposal) announced on March 1, 2007 by Goldman Sachs (Singapore) Pte (Goldman Sachs), for and on behalf of Singapore Technologies Semiconductors Pte Ltd (Offeror). On March 16, 2007, the Offeror publicly advised that it sent an Options Proposal letter to all holders of options of STATS ChipPAC, allowing them to participate in the voluntary cash tender offer.
On April 9, 2007, the Offeror released a “Supplemental Questions and Answers for STATS ChipPAC Optionholders” (FAQ) on the manner of payment and settlement of monies to optionholders who accept the Options Proposal (Accepting Optionholders).
On April 9, 2007, the Company entered into a letter agreement (Options Settlement Letter) with the Offeror in respect of the settlement of the payment to Accepting Optionholders. Following entry into the Options Settlement Letter, the Company advised its holders of options that the Offeror has released a supplemental letter to the Company’s optionholders and the FAQ which clarifies the manner of payment and settlement of monies to Accepting Optionholders, as payments made under the Options Proposal may be taxable under the laws of the jurisdictions to which Accepting Optionholders are subject. In some cases, withholding of amounts payable under the Options Proposal also may be required. Pursuant to the Options Settlement Letter, the estimated reasonable amount to be withheld will be determined by STATS ChipPAC based on its normal policies and the information that it maintains on behalf of its employees. The Offeror will pay to STATS ChipPAC the amount to be withheld specified by STATS ChipPAC, which will be responsible for paying the withheld amount to the appropriate tax authorities. The Offeror will also issue checks payable to Accepting Optionholders to the Company for the Company to distribute to Accepting Optionholders. The checks will be for the option price to be received by an Accepting Optionholder net of any withholding amounts. Accordingly, the Company will dispatch the checks received from the Offeror to the Accepting Optionholders for the option price net of any applicable withholding amounts.
Optionholders are advised to read the FAQ carefully. A copy of the FAQ is available on the Securities and Exchange Commission website at www.sec.gov, on the Singapore Exchange Securities Trading Limited website at www.sgx.com, and on the Company’s website at www.statschippac.com.
Responsibility Statement
The Directors of the Company (including those who have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly.

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com

Forward Looking Statements
Certain statements in this release are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this release, including statements relating to the anticipated withholding and other tax payments. Factors that could cause actual events to differ from our expectations include actions that may be taken by the Company, the Special Committee or third parties in connection with or in response to the voluntary cash tender offer; any change in the manner in which withholding and other tax payments are calculated by the Company; general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products such as communications equipment and personal computers; decisions by customers to discontinue outsourcing of test and packaging services; reliance on a small group of principal customers; continued success in technological innovations; availability of financing; pricing pressures including declines in average selling prices; tender offer by Singapore Technologies Semiconductors Pte Ltd, a subsidiary of Temasek Holdings (Private) Limited (Temasek Holdings); our substantial level of indebtedness; potential impairment charges; adverse tax and other financial consequences if the South Korean taxing authorities do not agree with our interpretation of the applicable tax laws; ability to develop and protect our intellectual property; rescheduling or canceling of customer orders; changes in products mix; intellectual property rights disputes and litigation; capacity utilization; delays in acquiring or installing new equipment; limitations imposed by our financing arrangements which may limit our ability to maintain and grow our business; changes in customer order patterns; shortages in supply of key components; disruption of our operations; loss of key management or other personnel; defects or malfunctions in our testing equipment or packages; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; significant ownership by Temasek Holdings that may result in conflicting interests with Temasek Holdings and our affiliates; unsuccessful acquisitions and investments in other companies and businesses; our ability to successfully integrate the operations of former STATS and ChipPAC and their employees; labor union problems in South Korea; uncertainties of conducting business in China; natural calamities and disasters, including outbreaks of epidemics and communicable diseases; and other risks described from time to time in the Company’s SEC filings, including its annual report on Form 20-F dated March 12, 2007. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Singapore Contact:
Tham Kah Locke
Tel: (65) 6824 7635, Fax: (65) 6720 7826
email: kahlocke.tham@statschippac.com
US Contacts:
Lisa Lavin
Marcom Manager
Tel: (208) 939 3104, Fax: (208) 939 4817
email: lisa.lavin@statschippac.com
The Ruth Group
David Pasquale — Executive Vice President
Tel: (646) 536 7006
email: dpasquale@theruthgroup.com

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com